              [Letterhead of Allied Healthcare International Inc.]

                                  July 18, 2006

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Attn.:  Vanessa Robertson

                  Re:  Allied Healthcare International Inc.
                       Form 8-K filed July 11, 2006
                       File No. 001-11570
                       ------------------

Dear Ms. Robertson:

     Allied Healthcare International Inc. (the "Company") is writing this letter in order to respond to the Staff's comment letter, dated July 11, 2006, pertaining to the Company's Form 8-K that was filed on July 11, 2006.

     For your convenience, we have set forth below in italics each of your numbered comments, followed by our responses thereto.

1.   Please revise the third paragraph of your filing to state whether during the period beginning with the retention of KPMG Audit Plc as the Company's auditors on January 11, 2006 through the subsequent interim period preceding resignation, there were any disagreements with the former accountant. You should specify the "subsequent interim period" as the
     "interim period though July 5, 2006."

     The requested change has been made in the Form 8-K/A that the Company has filed with the Securities and Exchange Commission (the "Commission").

2.   Please revise the fourth paragraph of your filing to state whether during the period beginning with the retention of KPMG Audit Plc as the Company's auditors on January 11, 2006 through the subsequent interim period preceding resignation, there were any reportable events with the former accountant. You should specify the "subsequent interim period" as the
     "interim period though July 5, 2006."

     The requested change has been made in the Form 8-K/A that the Company has filed with the Commission.

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

United States Securities and Exchange Commission
July 18, 2006

     An updated letter from the Company's former accountants is included in the
Form 8-K/A that the Company has filed with the Commission.

     In connection with responding to the Staff's comment letter, the Company acknowledges that:

     -    it is responsible for the adequacy and accuracy of the disclosure in the filing;

     -    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     -    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you require anything further or I can be of any other assistance, please contact me at phone number (212) 750-0064 or facsimile number (212) 750-7221.

                                                      Very truly yours,

                                                      /s/ Paul Weston

                                                      Paul Weston